Filed by Independent Bank Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: Meridian Bancorp, Inc.
(Commission File #001-36573)

Independent Bank Corp.

Q1 2021 Earnings Conference Call

Friday, April 23, 2021 at 10:30 a.m. Eastern

CORPORATE PARTICIPANTS
Chris Oddleifson – President and Chief Executive Officer
Mark Ruggiero – Chief Financial Officer
Rob Cozzone – Chief Operating Officer
Gerry Nadeau – President, Rockland Trust and Chief Commercial Banking Officer

PRESENTATION

Operator
Welcome to the Earnings Call for Independent Bank Corp. Before proceeding, let me mention that this call may contain forward-looking statements with respect to the financial condition, results of operations and business of Independent Bank Corp. Actual results may be different.

Factors that may cause actual results to differ include those identified in our annual report on Form 10-K and our earnings press release. Independent Bank Corp. cautions you against unduly relying upon any forward-looking statements and disclaims any intent to update publicly any forward-looking statements, whether in response to new information, future events,’ or otherwise.

Please note that during this call we will also discuss certain non-GAAP financial measures as we review Independent Bank Corp.’s performance. These non-GAAP financial measures should not be considered replacements for and should be read together with GAAP results.

Please refer to the Investor Relations’ section of our website to obtain a copy of our earnings press release, which contains reconciliations of these non-GAAP measures to the most directly comparable GAAP measures and additional information regarding our non-GAAP measures. Also, please note that this event is being recorded.

I would now like to turn the conference over to Chris Oddleifson, President and CEO. Please go ahead.

Chris Oddleifson
Thank you. Good morning, everyone, and thank you for joining us on this very exciting day and the latest chapter in the growth trajectory of the Rockland Trust franchise. Joining me on the call this morning are Mark Ruggiero, our Chief Financial Officer; Rob Cozzone, our Chief Operating Officer; and Gerry Nadeau, the President of Rockland Trust and our Chief Commercial Banking Officer.

We are delighted to announce the acquisition of Meridian Bancorp and its flagship, East Boston Savings Bank, a strong, well-run community bank with $6.5 billion in assets. Mark and I will be covering the presentation slide deck that accompanied last night’s announcement. But first, Mark will briefly cover our first quarter results, which continued our track record of solid performances. Following both segments, we will open it up to Q&A.

Mark?

Mark Ruggiero
Thank you, Chris. First quarter GAAP net income of $41.7 million and diluted earnings per share of $1.26 represent a 20% increase from prior quarter results, driven primarily by higher PPP fee recognition and negative provision, with a reminder that the prior quarter contained $5.2 million of one-time pre-tax costs.

The first quarter results produced a 1.26% return on assets and a 9.87% return on average common equity, with both metrics continuing to be impacted by the significant excess liquidity position. In addition, tangible book value per share rose another $0.37 to $35.96 as of March 31, 2021.

The major drivers of the first quarter results as compared to the linked-quarter are as follows: total loan balances decreased 1.6%, as high attrition volume continued to outpace strong new originations during the quarter. We remain very optimistic about new deal flow and opportunities, as total closed commitments across all loan products, excluding PPP, was approximately $690 million for the quarter and the approved commercial loan pipeline as of March 31, 2021 stands at $308 million.

Total deposits increased an incredible 5.4%, or 22% annualized, fueled primarily by consumer government stimulus and PPP funding, as well as continued success in attracting new core customers amidst current market disruption. In fact, core deposits grew nearly $700 million, with demand deposits leading the charge with almost 40% annualized growth, while time deposits continue to decline.

As for the PPP program, there are approximately $500 million of outstandings and $7.9 million of deferred fees remaining to be recognized related to the original 2020 round. As for the new 2021 round, we currently have over $400 million in the application pipeline and have closed and funded over $360 million through today, inclusive of that $400 million.

We anticipate this level of activity to generate approximately $16 million in fees to be amortized to interest income over the five-year repayment schedule or accelerated into income upon full forgiveness. The combination of increased deposits and restrained loan growth has led to even further increased liquidity.

To partially mitigate this, we significantly increased our pace of securities purchasing during the quarter, resulting in a $269 million increase in total securities balances. And as a more modest deployment of liquidity, we also made an additional $40 million BOLI investment during the quarter.

Net interest income of $95.6 million grew by 4.5% compared to the prior quarter. Consistent with prior quarters, our earnings release includes a roadmap of the non-recurring margin components to help identify core margin trends.

The first quarter reported margin of 3.25% increased 15 basis points from the prior quarter and benefited from the recognition of approximately $9.5 million of fees accelerated by the full forgiveness of PPP loans.

Excluding those fees and other items, as noted in Appendix B, the core margin remained relatively stable, with core loan yields contracting modestly, while the runoff of time deposits and other pricing changes further reduced the cost of deposits to 10 basis points for the quarter.

Also noteworthy regarding the core margin, we entered into another $100 million of macro level one month LIBOR fixed rate hedges, two separate $50 million positions, taking advantage of the recent steepness in the yield curve. Based on current one month LIBOR rates, the transactions result in a pickup of approximately 110 basis points in yield on the $100 million.

The negative $2.5 million in provision is reflective of a few key components worth highlighting. Number one, net charge-offs for the quarter were $3.3 million, in line with expectations and deemed to be included in the prior reserve build.

Outstanding loan balances decreased during the quarter, asset quality metrics continue to remain strong across the board, and overall, macroeconomic data included in the CECL model and continues to improve.

Total loan deferrals of $221 million at March 31, 2021, are up slightly from the prior quarter as expected, as they include a portion of accommodation industry modifications that were in the process of being renewed when we last reported. Total deferral balances equate to a low 2.4% of the total portfolio, with 74% of the balance concentrated in the accommodation industry.

Non-performing loans decreased $7.6 million, or 11.5%, with the recent positive development of an additional $8.4 million of that quarter end balance being paid off in full, further reducing the nonperforming totals heading into Q2.

Non-interest income decreased $2.2 million or 8.1%, as strong wealth management results and solid mortgage banking income were offset by reductions in swap income, equity securities income, and other smaller items.

As a side note regarding wealth management, we crossed a great milestone of $5 billion in assets under administration, ending the quarter at $5.2 billion. Excluding one-time costs in the prior quarter, non-interest expense increased a modest 1.7%.

Lastly, the tax rate of 22.3% for the first quarter benefited from $1.4 million of discrete benefits associated with low income housing tax credit investments and equity compensation.

I will now shift to providing near-term guidance, excluding any impact of the pending merger. We anticipate net loan growth to remain challenged in the near future as attrition continues to mitigate strong closing activity.

Regarding the net interest margin, excess liquidity, and timing on PPP fee recognition will continue to create some level of volatility in the reported margin. Excluding those factors, the core margin is expected to compress modestly as asset re-pricing will slightly outpace our ability to further reduce funding costs at this point.

Provision for loan loss will continue to reflect a combination of charge-off activity, net loan growth and general economic assumptions. As such, a relatively stable economic environment should continue to provide a framework for very modest provision levels on the heels of the significant reserve build in 2020.

Regarding fee income, we expect continued strong results from wealth management and we reaffirm our prior quarter guidance that mortgage gain on sale margins are expected to normalize down from the current levels, while swap fee income will continue to be challenged as straight to balance sheet fixed rate alternatives continue to provide a compelling offer.

As for non-interest expense, we anticipate flat to modest increases from Q1 levels. And lastly, our tax rate is expected to approximate 25% for the rest of the year.

With that, I will turn it back over to Chris.

Chris Oddleifson
Thanks. Okay. So, now let’s turn our attention to the slide deck covering our acquisition of Meridian Bancorp and its East Boston Savings Bank subsidiary. So let’s start on Slide 3. This summarizes really a compelling and cogent strategic and economic benefits. We are bringing together our two profitable and well-performing banks with strong customer franchise. And it is consistent with our strategic view that acquisitions and expansion should focus on contiguous or overlapping geographies with attractive markets.

In this case, it materially augments our presence in the highly coveted Boston MSA, where we are making good strides in our own recent past. The combination of the two banks improves our market deposit share position, and equally maybe more importantly at this time, is East Boston Savings has a very strong commercial banking orientation, which fits quite nicely with our own proven strength in this area. In fact, our combined commercial loan portfolio of over $11 billion rank us number one in the Boston MSA amongst all banks headquartered in Massachusetts.

The economics of this deal are quite attractive, driven by inherent cost savings, lowering of funding costs, and redeployment of excess liquidity. We expect this acquisition to result in healthy earnings accretion, top tier return on assets, and importantly, solid positive to tangible book value per share, which is an important benchmark for us. Mark will be covering this a little bit more in detail.

As a soon to be $20 billion bank, another important aspect will of course be the added scale. This transaction provides us with a greater ability to keep pace with critical investments in technology, especially in the digital space, as well as this will be helpful in supporting the enterprise risk management infrastructure expected of a bank greater than $10 billion of assets.

We are really thrilled that East Boston will also bring an infusion of experienced leadership and talent to our ranks, which will help us really hit the ground running and expanding customer relationships in Greater Boston.

Why don’t we move to page 4? For those of you who are not familiar with Meridian and East Boston Savings, Slide 4 provides a nice snapshot of their operations. They are a well-established community bank, with roots dating back to 1848. As you can see here from the various measures displayed, this is a healthy, profitable and efficient bank, with a highly complementary balance sheet to ours. With over $5 billion in both loans and deposits, East Boston Savings is a well-rounded and thriving banking franchise, with, as I said, longstanding expertise in commercial lending.

They have earned a well-earned niche in the local marketplace and we feel there is considerable value in their commercial origination model. Their long-term CEO, Dick

Gavegnano, has done a terrific job in growing the bank over many years. He and his management team have built a formidable competitor among community banks in this region.

Dick was born and raised in East Boston, has retained deep roots and a visible presence in the area, with strong connections to local businesses, non-profits, and individuals. Fortunately, he’s agreed to stay engaged with the business in a consulting role over the next three years, and I’m really looking forward to working with him.

Both companies share a focus on strong colleague engagement and customer focus. Both of us are committed to local community involvement and charitable giving. I think that all this bodes well for a healthy cultural integration.

Moving to Slide 5, you can see that the in-market nature of this acquisition, with their 43 branches tightly concentrated in the City of Boston and nearby towns. You also see the lift to deposit share in the Boston MSA generated by this combination and Massachusetts as a whole. The demographics of this market are superb, as shown by the median household income comparisons shown on Slide 5. This presents a great opportunity for our wealth management group, which has done well in making inroads in previously acquired markets.

Also, this is certainly the deepest commercial banking market in the state and home to some of the fastest growing industries, such as biotech, healthcare, education, and financial services. And as we all emerge out of the pandemic-induced slowdown, we are optimistic about the recovery and prospects for the vibrant Boston economy. By combining our two sizable commercial banking franchises we will bring more talent, lending capacity and deeper product sets to our combined customer base.

Regarding the branch network, there is some overlap between our two companies, which allow for some level of consolidation and that also vividly portrays the breadth of our footprint from Greater Boston all the way to the Cape Cod and the Islands and out to Worcester. More recently, we have been expanding in the attractive Worcester market, with encouraging progress and great customer reception to-date.

So, I’ll let Mark cover the next few pages, who will go in a little more detail. Mark?

Mark Ruggiero
Thanks, Chris. As we slide over to Page 6, as Chris indicated, management is very excited about this combination and its underlying potential. As you can see on the pricing summary, the deal reflects a total transaction value of $1.15 billion. This is an all-stock transaction with a fixed exchange rate of 0.275 and the pricing equates to 150 times tangible book value and 10.3 times estimated 2022 EPS with fully phased-in cost saves.

We use our stock judiciously when considering acquisitions and demand they meet the high bar that we and our shareholders require and we are confident that this deal checks all boxes. We anticipate a closing date in Q4 of this year subject to the customary approvals.

And as Dick noted—I’m sorry, as Chris noted, Dick will have continued involvement in business and community engagement over the next few years, along with an infusion of key talent coming over from East Boston Savings. And our commitment to community involvement and charitable giving will be equally emphasized in this market.

Moving to Slide 7, you can see the deal reflects very attractive pricing and economic benefits. In conjunction with the most widely followed pricing and accretion measures, we compare very favorably to similarly sized transactions over the past two years. This adds to our confidence that this is a well-priced and well-structured transaction, and consistent with our approach to many prior acquisitions. As Chris said, we are very attentive to the impact on tangible book value when considering potential acquisitions and are pleased by the material accretive impact expected in this transaction.

Slide 8 provides even further information regarding the strong profitability and return performance measures arising out of this acquisition. As the previous slide noted, you can see the deal reflects a tangible book value per share accretion of 7.9% upon closing, earnings accretion well above 20% with fully phased-in cost saves, a pro forma ROA of 1.2%-plus, a pro forma efficiency ratio below 50%, and an IRR of approximately 16%. We also like to highlight the fact that our pro forma capital and loan loss reserves are expected to remain in a solid position and able to support future growth or other strategic capital actions.

Regarding the latter, though not specifically included in the model results, we do believe that the potential to repurchase a portion of the shares issued in this transaction is quite feasible and would make the pro forma profitability metrics even more compelling. And with the projected asset size of $20 billion and a much bigger market cap, we are positioned to enjoy the benefits of increased scale and operating leverage that Chris touched on earlier.

Slide 9 provides a nice visual of the benefit of this deal. We often talk about where and how potential transactions reflect the one plus one equals three concept. And as you can see here, the expected pro forma return and efficiency measures, with fully phased-in cost savings, represent a healthy improvement over our own projected standalone performance in 2022 and over most of East Boston’s as well. Each of us already generated solid individual returns and operated in an efficient manner, and we anticipate this just takes us to another level of excellence.

Slide 10 is providing further insight on total balance sheet expectations for the next couple of years. I do want to be clear that we do not think of this as a pure deleverage of the balance sheet, as we discussed and announced in the Blue Hills transaction a couple years ago. But we do think it is important to provide transparency into some clear moving pieces embedded in the modeling results.

Though not set in stone from a timing perspective, this is essentially an anticipated two-year active management plan focused on reducing excess liquidity, exiting less profitable deposit relationships, paying off higher cost borrowings and reducing certain loan concentrations.

More specifically, our assumptions include the following. An immediate pay down of East Boston’s FHLB borrowings currently representing approximately $560 million, and consistent with prior acquisitions and our ability to migrate the deposit portfolios, we anticipate a reduction of $1.3 billion in excess liquidity over the two-year period, which would reflect the outflow of very low yielding cash positions and higher cost deposits. This will also allow us to take advantage of Rockland Trust’s much lower funding base in support of a much larger commercial loan portfolio.

And we have also assumed that the current environment will lead to a focused strategy in the short-term to be selective over commercial real estate opportunities in an effort to ensure we remain diversified across industry and property types and consistent with our historical strategies and risk concentrations.

As evidenced in East Boston Savings and our own Q1 results, this strategy is one of cautious optimism. And with a shared focus over quality asset classes and pricing, we anticipate this will result in a continued reduction of the commercial real estate book for the next year or two, before assuming growth does resume.

In summary, the net result will be higher quality earnings and an improved risk profile. The assumptions presented here go hand-in-hand with the other transaction assumptions laid out in the beginning of the appendix. The key ones there include use of analyst consensus estimates for both banks, cost of savings of 45% of Meridian’s expense base with 80% realized in 2022, core deposit intangible of 0.25% or approximately $10 million, a 2.15% gross loan mark with 40% PCD assumption, pre-tax merger costs of $64 million and revenue synergies identified but not included.

Reflecting on this last comment, Slide 11 summarizes that the real upside in this transaction lies in the clear prospects to capitalize on the tangible synergies that exist across all our business. The potential on the commercial side as we combine our two very strong franchises is compelling. Both banks have a long history of focusing on relationship lending. This is a business model that we know and execute on very well. Our commercial lenders are already active and quite familiar with the Boston market, and working hand-in-hand with their experienced East Boston counterparts in their many customer relationships, there’s a real opportunity to deliver our deeper product set into that customer base, especially in the North Shore locales. This would include asset-based lending, dealer finance, cash management, and treasury services. Plus, given our bigger size, we could entertain larger individual hold levels within our risk tolerance limits.

On the retail banking side, we have a significant mortgage platform that can be readily leveraged with East Boston’s large consumer base. Our origination volumes have risen dramatically over the past year or so and we can accommodate more business on our beefed up platform.

Similarly, we have had great success with direct marketing of our home equity offering over the years, and this would be a natural fit with the acquired customer base. Our steady investments in mobile banking and expanded online capability will work well here as well.

And of course, the opportunities for our wealth management business are terrific, especially given the excellent market demographics that Chris described. Our unit has grown steadily over the years to over $5 billion in assets under administration this quarter, as I mentioned. It offers a full array of equity and fixed income products and has a number of experienced investment professionals.

There are very few success stories of an investment management business operating within a bank, but ours has proven to be an exception. One of the primary reasons is that a large percentage of new business comes from our branches and commercial lenders. Given East Boston’s strong connection to the centers of influence in their market, the prospects for new business generation are very good.

And to round out before I turn it back to Chris, Slide 12 simply reflects the extensive due diligence process that was embedded in the deal. All aspects of the business model were thoroughly reviewed, with credit due diligence a main focus.

As you can see here, approximately 75% of the commercial real estate portfolio was reviewed, including 100% coverage of higher risk portfolios, as well as a deep dive into Downtown Boston real estate exposure.

Throughout the COVID pandemic, we have been transparent with the investor community around our concern over Downtown Boston lending exposure. And that added focus was embedded in the due diligence approach, resulted in what we believe is an appropriate deal value credit mark.

The management teams had healthy and collaborative dialogue throughout the entire process, and it was clear from the beginning this was a shared vision of the power of these combined franchises moving forward. This vision encompasses the concepts of sustainability and creation of long-term shareholder value, and it’s been behind the company’s acquisition strategy for over a decade.

Chris?

Chris Oddleifson
Thanks. Thanks, Mark. So along these lines the last Slide, 13, is a composite of all the in-market acquisitions we made over the past 10 years plus. The common denominator across these acquisitions is strategic fit, reasonable pricing, and financially accretive. In all cases, we have achieved and often exceeded original expectations.

As shown here, our success is borne out of a notable level of shareholder returns and earnings growth rates we have achieved over these various periods. We are especially pleased with how well our tangible book value per share has steadily risen, despite these multiple acquisitions.

We pride ourselves in our demonstrated track record of seamless and timely integrations and fully expect the same experience in assimilating East Boston Savings. And we are encouraged by our relative stock valuation and we believe it reflects the success of our past acquisitions and excellent long-term operating performance.

We have always characterized ourselves as an opportunistic and a very disciplined acquirer. By augmenting our long-term organic growth performance with periodic selective acquisitions, we strongly believe that we are building considerable franchise value.

So that concludes our comments and we’re happy to take questions now.

QUESTIONS AND ANSWERS

Operator
Thank you. We will now begin the question-and-answer session. To ask a question, you may press star then one on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star, then two. At this time we will pause momentarily to assemble our roster.

Our first question comes from Mark Fitzgibbon with Piper Sandler. Please go ahead.

Mark Fitzgibbon
Hi, guys. Good morning and congratulations.

Chris Oddleifson
Great. Thanks.

Mark Ruggiero
Thank you, Mark.

Mark Fitzgibbon
First, I had a couple of questions related to the deal. There have been several acquisitions recently in rapid succession in New England, and I guess, I’ve got three questions around that. First, do you think it will continue in your estimation? Second, could you do another deal while the EBSB deal is in process? And third, do you think these deals are a function of the merger map lining up well finally or is it genuine fear on the part of the sellers that they need to build scale to compete?

Chris Oddleifson
Yes, all great questions. First of all, I want to make the profound sort of prognostication that, yes, mergers and acquisitions will continue, as they have since 1985, from 18,500 banks to, what do we have about 5,000 now?

You look at the Boston marketplace, it used to be way more opportunity because there were way more stock-based banks. There are still some, and I have no idea if anybody is thinking about this, but it’s like, although it’s a little random, I mean, it’s pretty predictable that these things happen over a certain time. So, I’d prognosticate it probably definitely will.

Let’s see, I can’t read my writing here. What was the second part of the question?

Mark Fitzgibbon
The second question is, could you do another deal while the—?

Chris Oddleifson
Oh yes, could we do another deal. So, I think, if somebody were to raise their hand, another bank that we track and say, hey, listen, we are interested in selling and we love your currency, we’d love to talk to you, I would not tell them, “I’m sorry, I’m busy. Call me back.” I would sortof say, well, let’s get together and talk about this, and from a practical point of view I would love to convince them to hold off a little bit to sequence something. But no, I would definitely not say no. I’d say, “Let’s talk.”

And then, Mark, I think there’s a common theme here that the technology, the regulatory, the complexity of banking business grows pretty dramatically as you approach $10 billion. The amount of complexity has somewhat exceeded our expectations when we went over $10 billion. We’ve had to hire more enterprise risk management folks than we had anticipated and we are well, well on track and getting that squared away.

But I think as you approach $10 billion, it is daunting. You see the thousands of fintechs out there, that’s daunting. I think that continues to influence sellers. I mean, to be for sure ask the sellers themselves, but that would be my take on it.

Mark Ruggiero
I think, you’re right, Chris. And I would just add, coming off the year we had in 2020, certainly there was a lot of uncertainty and I think you saw a lot of that reflected in bank valuations. And I think a lot of banks were obviously waiting to get a clearer picture. I think the investor community was trying to get a clearer picture as to what that all meant. And I think there’s just a general consensus now around a clearer picture and a better understanding of valuation at this point. And I think that lends itself to both buyers and sellers getting a level of comfort over these types of deals.

Mark Fitzgibbon
Okay. And then, Mark, I think, you had mentioned that you have commercial loan commitments of $308 million. I was curious what the mix of these loans look like and maybe if you had some sense of what the pipeline yield is?

Mark Ruggiero
Yes. You know, a lot of it is pretty consistent with the industries and the asset classes we have been talking about over the last couple of quarters, Mark. Certainly, apartment lending, multifamily, construction continues to lead the charge, especially in our suburbs and some of the markets that we’re in here on the South Shore. We continue to see, to a lesser degree, some mixed-used industrial and other office space that we’re getting comfortable. But it continues to be very well diversified across a number of industries.

From a pricing perspective, there is some optimism in the market. We did see a little bit of an uptick in spreads and absolute yields, though, relatively speaking to a number of years ago, we’re still talking on the commercial side anywhere in that mid-3 to upper-3 range, depending on product and individual circumstances. But that’s a recent development here that I think is certainly a positive in terms of our comfort level that we should be able to hold the margin pretty tight on our loan yields.

Mark Fitzgibbon
Thank you.

Mark Ruggiero
You’re welcome.

Operator
Our next question comes from Dave Bishop with Seaport Global Securities. Please go ahead.

David Bishop
Yes. Good morning, gentlemen, and congratulations as well on the quarter and the deal.

Mark Ruggiero
Thank you, Dave.

David Bishop
Quick question, circling back on the slide in terms of the balance sheet restructuring, the reduction in the commercial real estate balance is estimated at $700 million over two years. Chris, I am just curious, just picking your brain, is that more related to concentration concerns from a regulatory perspective, growth constraints or maybe inherent risk perception of that asset class, just from a holistic basis or as it relates specifically to the [indiscernible] exposure? Just curious on maybe some of the thoughts behind that, the winnowing of that portfolio.

Chris Oddleifson
Mark, you can take that.

Mark Ruggiero
Sure. I’d say, Dave, it’s really a little bit of everything you referenced. Certainly, I’d say, the biggest component here is, to be clear, this is what we anticipate is really primarily a reflection of the current environment. And I think the reality that both parties have shared a very common vision around being cautious with new originations in this market. So, when you look at both of our first quarter results, we both contracted to a certain degree in our commercial loan footings. And I think that’s an approach that we think is prudent to anticipate even heading into post-close of this merger.

So, I think it’s just, one, a continued reflection of just a cautious approach towards new lending and if we anticipate the level of attrition that we have experienced, that will continue to put a challenge on outstandings.

I think secondly, we’re not blind to the commercial real estate concentration post-deal. This gives us more comfort to really be steadfast in that approach and to understand that natural attrition will help right-size some of that concentration.

We have operated at these levels after acquisitions in the past. We’re comfortable with an over 300% commercial real estate concentration. But we do need to recognize it will be higher than where we have been the last few years, and I think this natural outflow that we anticipate in this environment will just serve as a nice sort of lever to right-size that concentration.

And then as I mentioned, we have been pretty transparent about understanding Boston real estate. I think there’s still that uncertainty around what that means to office space as we come out of COVID. As Chris mentioned, we are very optimistic about the Boston economy. We think there is a level of insulation from what you may be seeing in other metropolitan areas like New York. But we don’t want to be too outside of the reality in terms of expectation there. So, I think just a cautious approach over the next 18 to 24 months to get further clarity on what that means to Boston office just lends itself to be a bit more conservative in growth expectations.

So, that was really a combination of all those things, Dave, that sort of pegged us at this $700 million number. But this isn’t an immediate exit strategy that we have identified.

David Bishop
Okay.

Mark Ruggiero
There may be specific loans that as we as we get to know the book a little better, maybe there’s a participation or an exit strategy on a one-off here and there. But this is not a pooled loan sale like we did on the Blue Hills acquisition.

David Bishop
Okay. And does Meridian have much exposure in the downtown office market, the commercial real estate market or is it pretty de minimis?

Mark Ruggiero
There’s certainly exposure there. In Boston proper, Boston, East Boston, South Boston, you know, I believe it’s about, it’s not as large as you would think. They do have very good diversifications in some of the suburbs and in neighboring cities around there. So, if you look at just those three specific zip codes, there’s about 20% of exposure in the book to those downtown Boston properties. But as we really went through the due diligence process and talked with the lending team, the businesses with very good customers, very good sponsors, and borrowers. This is a relationship lending model that fits very nicely with how we think about doing business, and we were pleased to see some of the level of diversification to some of the other neighboring cities.

David Bishop
Got it. And then more housekeeping, Mark, for you. The timing of the FHLB restructuring, the payoff, is that something that Meridian is doing pre-merger, or is that going to be simultaneous with the completion of the deal?

Mark Ruggiero
It likely will be simultaneous with the deal. So just from a modeling standpoint, the mark is embedded, the $24 million write-up of that borrowing position, and then we anticipate paying that off immediately. So, the $24 million capital hit is embedded in the one-time fair value mark in the model.

David Bishop
Got it. And Mark, I think, you gave some color in terms of the PPP fees left to amortize. I wasn’t sure, I think that the first round was like $7.9 million fees—
Mark Ruggiero
That’s right.

David Bishop
—and you funded $16 million. Was the $16 million of fees just specific to the second round or is that total round one and two with that?

Mark Ruggiero
That’s specific to the second round. That’s an anticipation. The PPP program is still open. We still have, believe it or not, some level of new applications coming in. But depending on where we ultimately end up with final closings, that’s the level of estimated fees just on the new round.

So, $16 million plus the $7 million sort of all in, $23 million to be recognized. I’d say $8 million of that, most likely through the rest of 2021 and then the remaining all dependent on timing of forgiveness on this new round, but most likely 2022 for the $16 million.

David Bishop
Got it. And then just one final question post-merger, as you look at your interest rate sensitivity, any early estimates what that does in terms of maybe the one-year interest rate gap or your nearing to asset sensitivity?

Mark Ruggiero
Yes, we talk a lot about the complementary nature of this balance sheet and East Boston has done a great job of moving down their deposit costs and other funding costs over the last few quarters. But they still remain slightly liability sensitive, and when you combine that with our asset sensitivity position, it really provides a much more balanced profile moving forward.

So, this will right-size us a bit more and give us a little more protection on the downside. It does mitigate a little bit of the upside, but not meaningful. I would say they’re slightly liability sensitive, and on a combined basis it gives us a bit more balance to where we’ve been.

David Bishop
Got it. Appreciate the color, Mark.

Mark Ruggiero
No problem.

Operator
Our next question comes from Kelly Motta with KBW. Please go ahead.

Kelly Motta
Good morning. At the risk of sounding redundant, congrats once again on the deal.

Chris Oddleifson
Thank you, Kelly.

Mark Ruggiero
Thanks Kelly.

Kelly Motta
So, one of my questions, you mentioned that East Boston, like yourself, is a relationship-based lender. Have you identified the relationship managers who you want to stay on and do you have agreements in place to retain them post-merger and your confidence of achieving that?

Chris Oddleifson
Was that about customers or colleague lenders? Oh, lenders. Oh, yes.

Kelly Motta
Lenders, yes.

Chris Oddleifson
Yes. Sorry, it was a little muffled here. So, this was actually a very key consideration when we were preannouncement, and two of the senior leaders here are staying on and leading the charge in this region. And we’re very, very eager to retain those teams and in fact the whole process is starting on Monday, so very important.

John Migliozzi has done a great job here building the CRE portfolio up, has a long, long history in banking. He is very insightful, relationship-oriented. He feels like a colleague already. I mean, it’s really terrific. So, he is definitely with us. We have made arrangements. Frank Romano is another senior commercial lender mostly on C&I, and he is staying with us as well. And then Ed Merritt, who is also a senior banker, will be staying with us, too.

In addition, Dick Gavegnano, as I mentioned, the main architect and leader behind this growth, is staying on for three years as a consultant. And I mean, sometimes though that is a lot of acquisitions that’s a little bit of a euphemism, I will say that my conversations with Dick, we are very much on the same page and he is going to be actively engaged and helping. He has deep roots here in East Boston and he will be a terrific asset and partner. So, Kelly, you hit on a really, really key point to the success and I think we have started off right out of the gate in really good shape.
Kelly Motta
Great. That’s good to hear. Maybe circling back to just the CRE concentration question, do you have an estimate pro forma of where that stands post-close, as well as where you would ideally like to be comfortable getting down to?

Mark Ruggiero
We do, Kelly. So, Slide 18 of the deck that was provided.

Kelly Motta
Oh.

Mark Ruggiero
And I apologize, I know I have got a couple reach outs to me during this presentation. This deck is included in an 8-K filing that we issued last night and it may not have been accompanied with this earnings call information. But it is publicly available in the 8-K filing. But to just—

Kelly Motta
Oh, I got it. I just—

Mark Ruggiero
No, it just got it out there.

Kelly Motta
Thank you.

Mark Ruggiero
So, Slide 18, Kelly, just shows where we will be on a post-close around 360%. But we, as we talked about, that likely runoff in the short-term post-merger in this restructure, we do think we will get down into that 325, 330 range, and those are levels that certainly we would be comfortable operating at.

Kelly Motta
Perfect. Thanks. And maybe just one last one on loan growth for this year. Obviously, there’s been a lot of pressure from attrition. Do you expect this to slow ex-PPP and at least stabilize a bit or do you expect continued runoff in the low [indiscernible]?

Mark Ruggiero
Yes. It’s a very interesting question and one that we have been trying to predict and hope we see some level of reductions in terms of the attrition. But I do think, another piece of it you mentioned, Kelly, PPP, I think that’s a very important note to hear, that just the level of PPP funding in the market and in our industry really has given an infusion of liquidity to a lot of our borrowers, and you can certainly see that reflected in line utilization rates. That was another driver of our reductions in outstandings this quarter as we’re just not seeing the level of draws on a lot of the C&I loans and other loans. So, I think the combination of that excess liquidity and then just a continuation of the low rate environment triggering opportunities for owners and borrowers to look at an exit strategy, sell a piece of property, and unfortunately, pay off the borrowing.

So, I talked about the pipeline being very strong as we head into the second quarter. So, we’re very optimistic on deal flow and closing expectations. In fact, now as we come out of, hopefully, as the environment continues to stabilize and we see even just a little bit of relief on the payoff in attrition and maybe the PPP funding doesn’t put as much pressure on line utilization, I think, there’s a path there to start to see loan growth. The timing of that is up in the air a bit, but we are hoping that’s a second half 2021 formula.

Kelly Motta
Thank you. If I could, just one last one. The timing of within 4Q 2021 close within the quarter, what are you modeling?

Mark Ruggiero
Yes, we modeled end of the quarter, Kelly, just to keep things cleaner. As you know, it’s all dependent regulatory approvals and a number of other matters that are somewhat out of our hands. But we just modeled it as end of quarter close just to keep things cleaner.

Kelly Motta
Okay. Thank you so much.

Mark Ruggiero
You’re welcome.

Operator
Our next question comes from Laurie Hunsicker with Compass Point. Please go ahead.

Laurie Hunsicker
Yes. Hi. Good morning.

Chris Oddleifson
Good morning.

Laurie Hunsicker
And I just want to echo what everyone else has said, Dick and Chris, and your teams, congratulations. Very, very exciting.

Chris Oddleifson
Thanks.

Laurie Hunsicker
I wondered, Mark, if we could go back, your day two CECL, I didn’t see it clearly in there. I backed into it at $40 million. I didn’t know if you had a better number.

Mark Ruggiero
In terms of the impact of the non-PCD going through the provisioning?

Laurie Hunsicker
Correct. The day two—

Mark Ruggiero
It would actually be about $68 million. So, the mark, the 2.15% all-in credit mark we referenced equates to about $115 million, 40% PCD, would be about $45 million and the 60% non-PCD is right around that $68, $70 million pre-tax. So, after-tax it’s in that $45 to $50 million range.

Laurie Hunsicker
Forty-five—

Mark Ruggiero
All right.

Laurie Hunsicker
—is what I was looking for.

Mark Ruggiero
Yes, $48 million. Yes, $48 million.

Laurie Hunsicker
$45 million. Got it.

Mark Ruggiero
Yes. After-tax. Yes.

Laurie Hunsicker
Go it. Okay. Perfect. Okay. And then second question for you, as we look to next year 2022 when you are merged with EBSB, how should we be thinking about tax rate?

Mark Ruggiero
It should be pretty consistent. They have some tax exempt lending similar to what we do, but when you look at their tax rate and the combination of the pro forma pre-tax numbers. I would anticipate we stay right around that 24%, 25% range, all things being equal, assuming we don’t get a corporate tax reform, which is obviously a much different answer.

Laurie Hunsicker
Got it. Okay. And then can you help us think about the margin outlook for next year if we were to strip out the accretion income, factor in the balance sheet initiatives that you are doing with respect to EBSB and taking out anything in terms of PPP noise? How should we be thinking about that?

Mark Ruggiero
You hit on a lot of moving pieces there. And joking aside, it’s really how we are thinking about trying to really model out this pro forma margin. And I think you sort of queued it up, Laurie, very similar to how I am thinking about it. And that’s, if you really start with our respective first quarter results, there was certainly a level of PPP benefit in our numbers. And if you layer in the fair value marks, I think, that’s a very good story and that it’s very clean in terms of the interest in liquidity mark being offset with the credit mark.

So, this is essentially a wash happening in the accretion related to those numbers and then you do get a little bit of noise on the non-PCD accretion coming in. But there’s essentially a wash going on there and very little impact on the pro forma number.

When you layer on all of the PPP balances coming off the books that would certainly bring down the margin from what we have reported in the first quarter. And I would peg that pro forma combined entity before any restructure right around 3%. That’s excluding all the benefit of PPP that’s been converted to cash and that’s sort of an outlook at that point with all those assumptions.

When you think about the balance sheet restructure that we have modeled, we are essentially running off $2 billion of assets, primarily commercial real estate loans at 4% and cash at 10 basis points. And we have modeled an assumption of the FHLB borrowings payoff and then a mix of the deposit base within at weighted average cost of call it 30 basis points. So, that $2 billion comes off at a net yield of only 50 basis points. So, while it does create a level of decreased absolute net interest income, it does improve the quality of earnings and would suggest the margin goes back up to about 3.2%, 3.25% post-restructuring.

Laurie Hunsicker
Great. Very helpful. Thank you. Thank you for that detail.

Mark Ruggiero
You’re welcome.

Laurie Hunsicker
Just jumping over to your hotel book, and I appreciate all the details you give. But can you just talk a little bit directionally? We saw the jump up in deferrals, you went linked quarter from $114 million to $163 million in your $402 million book. Can you just talk a little bit about that and an outlook in terms of how you’re seeing things?

Mark Ruggiero
Sure. I will take a quick stab, and certainly, Gerry is on the line as well and if there’s another element here, feel free to add on, Gerry. But the increase is really just a reflection of -- we talked when we reported last quarter, there was about $70 million at that point that we thought potentially could be coming back on. We were literally in the process of renegotiating a revised modification at that point. So, we were certainly not surprised and understood why our numbers, our reported numbers reflect an increase.

But that was really just the timing of a population there that we knew was somewhat in flux.

So, this is continuing to really just reflect a lot of our hotel customers and accommodation customers, understanding in most cases, a lot of the seasonality around their business and working with them to give them the relief to get through 2021, acknowledging the winter and the spring. There’s essentially very little cash flow, I think.

When we talk to a lot of our borrowers, there’s a lot of optimism heading into the spring, summer and the fall, and I think there’s a lot of consumer pent-up demand that a lot of our operators are optimistic about. So, we do expect them to have good 2021 years and then that typically, as we experienced last quarter, gives them the cash flow to help service a portion of the debt going into the fall.

So, our strategy here has really been to find a nice balanced sort of relief package that they continue to make the interest payments and that was a critical component of all of our modifications going forward. So, all borrowers are making interest payments. This gives them some added relief to get through their seasonality and something that we think we would be revisiting with a lot of those customers in early 2022.

Laurie Hunsicker
Okay. That’s helpful. Great. Thanks. And then, Chris, I guess, last question for you. As we look at this now combined franchise, you are going to have tremendous earning power. Can you share with us how you and the Board are thinking in terms of a dividend outlook? Thanks.

Chris Oddleifson
Yes. Mark, how do we want to answer that now?

Mark Ruggiero
Yes, there’s no secret, we’ll have very healthy capital levels post-acquisition. I think we talked a little about this last quarter when we did our recent dividend increase, the constraint here from a dividend really just relative payout ratio as we all experienced in the low-rate environment some level of compressed earnings. So, absolute levels of capital. We are continuing to be very, very strong post-merger and I think there’s a number of capital levers that we could pull depending on the situation, and as we learn more over the next nine months, whether that’s in the form of a share repurchase, whether it’s in the form of dividend strategy or just other opportunities to deploy capital.

So, all of those are on the table. They are all items we will be actively discussing. But there’s no secret. There will be very healthy capital levels and plenty of opportunities to return that value back to our shareholders.

Laurie Hunsicker

Okay. Great. And just one last question, can you just share with us again what your target payout ratio is on dividends?

Mark Ruggiero
Yes. We typically like to be in the high 30% to 40% range. We are very comfortable at a higher payout ratio in this environment. We are very confident and comfortable, when we stress test our capital under a number of scenarios, there’s ample capital to support any risk event. So, we have made conscious decisions, and like I said, are comfortable with the payout ratio where we are today. But over the long-term, we would prefer to be more in that high 30% to 40% range.

Laurie Hunsicker
Perfect. Thank you for taking my questions.

Mark Ruggiero
You’re welcome.

Operator
Again, if you’d like to ask a question, please press star, then one.

Our next question is a follow-up from David Bishop with Seaport Global Securities. Please go ahead.

David Bishop
Yes. Thank you. Hey. A quick question, I think, you mentioned in the preamble in terms of the expense saves 45%. Branch consolidation targets, I know, historically, you have all obviously put a lot of emphasis on the branch network, a lot of the business comes from there. Just curious maybe how much that plays a role in terms of the efficiency targets and maybe where else you can garner out some savings in terms of hitting that 45% target?

Rob Cozzone
Yes, I can answer that, Dave. With every transaction, as you know, you followed us for a long time, we take a careful look at the combined branch network and do a thorough analysis, and we will do the same here. We haven’t made any final decisions at this point, but we recognize that the cost savings assumptions include some level of consolidation. So, more on that to come.

David Bishop
Got it. And then maybe just from a holistic basis, obviously, the merger takes your pro forma close to $20 billion in assets or so, historically, you guys have been very granular in terms of commercial loan size given your boots on the ground there in the community. Just curious as you get bigger and over that $20 billion range, does that, I’m not going to say force your hand, but does that sort of naturally compel you to look maybe up cap, so to speak, in average loan size and the types of relationships you move to have to move the needle moving forward? Just curious how you sort of balance that in terms of the historic culture at Rockland Trust.

Chris Oddleifson
Gerry Nadeau, our Chief Commercial Banking Officer and President of the Bank is on the line too. Gerry, do you want to address that?

Gerry Nadeau
Sure. Thank you. Yes, we’re going to not deviate from what we have done in the past, the strategy we’ve had, where 80% of our loan volume is to relationships below $2 million and 20% above. Based on what we have modeled, we think we can continue to generate what has been our historic growth rates, organic growth rates still following that plan. Now on the individual loan sizes, we might make them a little bit bigger, the ones that are over $2 million, but not a complete wholesale change in strategy now.

David Bishop
Got it. Thanks for the color.

Gerry Nadeau
You are welcome.

CONCLUSION

Operator
That ends the Q&A. Before I turn the call back over to the company, let me pause to mention that with respect to the transaction announced today, please note that Independent will file a Form S4 Registration statement with the SEC that includes a proxy statement, prospectus regarding the merger. You are urged to read the proxy statement, prospectus and other documents relating to the merger when they become available, because they will not contain important information about the merger.

In addition, Independent and Meridian, and their directors and officers may be deemed to the participating in a solicitation of proxies in favor of the proposed merger. You can find information about the Independent and Meridian directors and executive officers in the company’s proxy statement filed with the SEC. Information on how to request these documents is available in the investor presentation.

I would now like to turn the conference back over to Chris Oddleifson, President and CEO, for concluding remarks.

Chris Oddleifson
Thanks, everyone, for the time and see you next quarter.

Operator
The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.